UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 28, 2007

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	54-1387365
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(c) Appointment of Principal Officers

Today, Dollar Tree announces the appointment of Gary Philbin as its Chief Operating Officer (principal operating officer). Mr. Philbin previously served as our Senior Vice President of Stores since December 2001. He joined Dollar Tree from Grand Union, a New Jersey based grocery-store chain, where he held a number of positions including Chief Executive Officer prior to the company's sale to C&S Wholesale Grocers. Prior to Grand Union, from 1996-1997, Mr. Philbin was the Executive Vice President of Operations and Merchandising for Cub Foods, a division of SuperValu. From 1993 to 1996, Mr. Philbin held the position of Senior Vice President of Merchandising for Walbaum's, a division of A&P. He also held various positions in Store Operations and Merchandising over his twenty-year career with the Kroger Company, beginning in 1973. As previously disclosed in our 8-K filed on March 20, 2007, the Company will enter into a Change in Control Agreement with Mr. Philbin (in the form attached to that 8-K); we have no other material plans, contracts or arrangements with him. There are no family relationships, related party transactions, or other arrangements between Mr. Philbin and the Company or its directors and/or officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: March 28, 2007

By: /s/ James A. Gorry, III
James A. Gorry, III
General Counsel/Corporate Secretary